EXHIBIT 99.4

Other Information

Item 1.  Legal Proceedings

The Company is involved in various suits and claims in the normal course of business all of which constitute ordinary, routine litigation incidental to the business.

Item 1A. Risk Factors

There were no material changes from risk factors previously disclosed in the Company’s Form 20-F filed on Apri1 24, 2008.

Item 2.  Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3.  Defaults Upon Senior Securities

As described in greater detail in Exhibits 99.1 and 99.2, the Company is currently not in compliance with the financial covenants contained in the Senior Secured Credit Facilities (“Credit Agreement”) with a principal amount of $1,133.3 million and a revolving credit facility with a principal amount outstanding of $336.0 million, both as of September 30, 2008.  This non-compliance constitutes an Event of Default as defined in the Credit Agreement.  The covenant violations provide the lenders the right to demand repayment of the full amount of the term loan and revolving credit facility plus accrued interest.  As of the date of issuance of these financial statements the lenders have not demanded repayment.  Should the lenders under the Credit Agreement demand full repayment, the holders of the Company’s Senior Subordinated Notes due 2015 (the “Notes”) would be permitted to demand repayment of full amount of the Notes, $769.9 million as of September 30, 2008, plus accrued interest.  The Company is also in default under the Notes due to the failure to pay interest within 30 days of the scheduled interest payment date of October 15, 2008.  This default provides the holders of the Notes the right to demand repayment of the full amount of the Notes plus accrued interest.  As of the date of issuance of these financial statements holders of the Notes have not demanded repayment.

Item 4.  Submission of Matters to a Vote of Security Holders

None.

Item 5.  Other Information

None.

Item 6.  Exhibits

None.